UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
___________________

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO §240.13-d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO §240.13-d-2(a)

(Amendment No. ___)*

DIAMOND MANAGEMENT & TECHNOLOGY CONSULTANTS, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

25269L106
(CUSIP Number)

Charles W. Gerdts III PricewaterhouseCoopers LLP 300 Madison Avenue New York, NY 10017 (646) 471-1157
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to: David L. Caplan Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017 (212) 450-4000

August 23, 2010
(Date of Event which Requires Filing of this Statement)

___________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.   ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25269L106	13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSONS PricewaterhouseCoopers LLP I.R.S. Identification No.: 13-4008324
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	(a)	☐
	(b)	☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,694,8541
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,694,8541
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.5%1
14	TYPE OF REPORTING PERSON PN

1
Based on 27,422,470 shares of Diamond (as defined below) common stock outstanding as of August 20, 2010 as set forth in the Merger Agreement (as defined below).  Pursuant to the Voting Agreements described below, PwC (as defined below) may be deemed to have beneficial ownership of common stock of Diamond outstanding on the record date of any vote at a stockholder meeting or through written consent for certain events as set forth in the Voting Agreements.  PwC may be deemed to have beneficial ownership of 3,694,854 shares of Diamond common stock if the record date were August 20, 2010, which includes restricted stock and restricted stock units subject to vesting based on continued service, as well as common stock the Relevant Diamond Stockholders (as defined below) may acquire pursuant to the exercise or settlement of stock options or stock appreciation rights that are exercisable within 60 days.  Neither the filing of this Statement (as defined below) on Schedule 13D nor any of its contents shall be deemed to constitute an admission by PwC that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.  Security and Issuer

This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Diamond Management & Technology Consultants, Inc., a Delaware corporation (“Diamond”).  Diamond’s principal executive offices are located at 875 N. Michigan Avenue, Suite 3000, Chicago, Illinois 60605.

Item 2.  Identity and Background

(a)-(c) This Statement is being filed by PricewaterhouseCoopers LLP, a Delaware limited liability partnership (“PwC”). The address of the principal place of business and principal office of PwC is 300 Madison Avenue, New York, New York 10017.  PwC, together with its subsidiaries and affiliates, provides assurance, tax and advisory services to its clients.  The name, business address, present principal occupation or employment of each member of the Board of Partners and Principals of PwC and the executive officer of PwC is set forth on Schedule A hereto and incorporated herein by reference.

(d) During the last five years, neither PwC, nor to PwC’s knowledge, any person named on Schedule A, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, neither PwC, nor to PwC’s knowledge, any person named on Schedule A, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each person named on Schedule A is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration

As described in response to Item 4, the Voting Agreement Shares (as defined below) to which this Statement relates have not been purchased by PwC, and thus no funds were used for such purpose.  As an inducement for PwC to enter into the Merger Agreement described in Item 4, Melvyn E. Bergstein, Karl E. Bupp, Adam J. Gutstein, Michael E. Mikolajczyk and Javier Rubio (collectively, the “Relevant Diamond Stockholders”) each entered into a voting agreement dated as of August 23, 2010 (each, a “Voting Agreement”) with PwC and Diamond with respect to the Voting Agreement Shares.  PwC did not pay additional consideration to the Relevant Diamond Stockholders in connection with the execution and delivery of the respective Voting Agreements.  For a description of the Voting Agreements, see Item 4 below, which description is incorporated herein by reference in response to this Item 3.

Item 4.  Purpose of Transaction

As an inducement for PwC to enter into the Merger Agreement (as defined below), the Relevant Diamond Stockholders each entered into a Voting Agreement.  The purpose of the Voting Agreements is to facilitate the transactions contemplated by the Merger Agreement.

Merger Agreement

On August 23, 2010, Diamond, PwC and Carbon Merger Subsidiary, Inc., a Delaware corporation and wholly owned indirect subsidiary of PwC (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”).  Pursuant to the terms and subject to the conditions set forth in the Merger Agreement, PwC has agreed to acquire Diamond through a merger of Merger Sub with and into Diamond (the “Merger”), with Diamond to be the surviving corporation (the “Surviving Corporation”).

At the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any action on the part of the holders of any shares of the capital stock of Diamond, each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than any dissenting shares) will be converted into the right to receive $12.50 in cash (the “Merger Consideration”).  Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully-paid and non-assessable share of common stock of the Surviving Corporation with the same rights, powers and privileges as the shares so converted and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

As a result of the foregoing, Diamond will become a wholly owned subsidiary of PwC.  The Board of Directors of Diamond and the Board of Partners and Principals of PwC approved the Merger and the Merger Agreement.

It is currently contemplated that the Merger Consideration paid to the holders of the Common Stock pursuant to the Merger Agreement will be financed by PwC through working capital and other available sources of liquidity, which may include loans from banks and other financial institutions.

Pursuant to the Merger Agreement, at the Effective Time (i) the directors of Merger Sub will become the directors of the Surviving Corporation and (ii) the officers of Merger Sub will become the officers of the Surviving Corporation.  Also pursuant to the Merger Agreement, at the Effective Time, the articles of incorporation and bylaws of Merger Sub will become the articles of incorporation and bylaws of the Surviving Corporation.  Following the completion of the Merger, Diamond’s Common Stock will be delisted from the NASDAQ Stock Market.

The completion of the Merger is subject to various customary conditions, including, among others (i) obtaining the approval of the Relevant Diamond Stockholders, (ii) obtaining clearance under the Hart-Scott-Rodino Antitrust Improvements Act and (iii) subject to certain materiality exceptions, the accuracy of the representations and warranties made by PwC and Diamond, respectively, and compliance by PwC and Diamond with their respective obligations under the Merger Agreement.

Voting Agreement

Concurrent with the execution and delivery of the Merger Agreement, the Relevant Diamond Stockholders each entered into a Voting Agreement with PwC.  Shares of Common Stock beneficially owned by the Relevant Diamond Stockholders subject to the Voting Agreements (the “Voting Agreement Shares”) constituted 13.5% of the total issued and outstanding shares of Common Stock as of August 20, 2010, which includes restricted stock and restricted stock units subject to vesting based on continued service, as well as Common Stock the Relevant Diamond Stockholders may acquire pursuant to the exercise or settlement of stock options or stock appreciation rights that are exercisable within 60 days.  Pursuant to the Voting Agreements, the Relevant Diamond Stockholders have agreed to vote, or cause to be voted, the Voting Agreement Shares in favor of (i) the adoption of the Merger Agreement and the other transactions contemplated by the Merger Agreement and (ii) any related matter that must be approved by the stockholders of Diamond in order for the transactions contemplated by the Merger Agreement to be consummated.

Further, the Relevant Diamond Stockholders have agreed to vote against, and not consent to, the approval of any (i) alternative business combination transaction, (ii) reorganization, recapitalization, liquidation or winding-up of Diamond or any other extraordinary transaction involving Diamond or (iii) corporate action the consummation of which would frustrate the purposes, or prevent or delay the consummation, of the transactions contemplated by the Merger Agreement.

In the Voting Agreements, the Relevant Diamond Stockholders have agreed not to cause or permit, subject to certain exceptions for the satisfaction of specified tax obligations, the exercise of Diamond stock options and transfers for estate and charitable planning purposes, (i) the sale, pledge, encumbrance, assignment, grant of an option with respect to, transfer or disposal of any Voting Agreement Shares or any interest therein, (ii) the grant of any proxies or power of attorney with respect to the Voting Agreement Shares or (iii) entrance into an agreement or commitment, whether or not in writing, providing for the sale of, pledge of, encumbrance of, assignment of, grant of an option with respect to, transfer of or disposition of any Voting Agreement Shares or any interest therein.

Under the terms of the Voting Agreements, the Relevant Diamond Stockholders have granted PwC an irrevocable proxy with respect to the Voting Agreement Shares. The irrevocable proxy allows PwC to vote the Voting Agreement Shares in the manner set forth above.

The Voting Agreements will terminate upon the earliest to occur of (i) the approval and adoption of the Merger Agreement at the Diamond stockholder meeting and (ii) the termination of the Merger Agreement in accordance with its terms, (iii) any decrease in the Merger Consideration, change in the form of Merger Consideration or any other change in the Merger Agreement that is material and adverse to the applicable Relevant Diamond Stockholder and (iv) the written agreement of PwC and the applicable Relevant Diamond Stockholder.

The foregoing descriptions of the Merger Agreement and the Voting Agreements are qualified in their entirety by reference to the full text of such agreements.  The Merger Agreement and the Voting Agreements are filed as Exhibits 1 and 2 hereto, respectively, and are incorporated herein by reference.

Except as set forth in this Statement, the Merger Agreement and the Voting Agreements, neither PwC nor to PwC’s knowledge, any person named on Schedule A has any present plans which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

(a)      Pursuant to the Voting Agreements, PwC may be deemed to have beneficial ownership of 3,694,854 shares of Common Stock outstanding on the record date of any vote at a stockholder meeting or through written consent for certain events as set forth in the Voting Agreements.  Based on 27,422,470 shares of Common Stock outstanding as of August 20, 2010, as set forth in the Merger Agreement, PwC may be deemed to have beneficial ownership of 13.5% of the Common Stock if the record date were August 23, 2010, which includes restricted stock and restricted stock units subject to vesting based on continued service, as well as Common Stock the Relevant Diamond Stockholders may acquire pursuant to the exercise or settlement of stock options or stock appreciation rights that are exercisable within 60 days.  Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission by PwC that it is the beneficial owner of any of the Common Stock referenced herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

To PwC’s knowledge, no shares of Common Stock are beneficially owned by any of the persons listed on Schedule A.

(b)      Pursuant to the Voting Agreements, PwC may be deemed to have shared power to vote or direct the voting of 3,694,854 shares of Common Stock held by the Relevant Diamond Stockholders, which includes restricted stock and restricted stock units subject to vesting based on continued service, as well as Common Stock the Relevant Diamond Stockholders may acquire pursuant to the exercise or settlement of stock options or stock appreciation rights that are exercisable within 60 days.

The information required by Item 2 relating to the Relevant Diamond Stockholders is set forth in Schedule B and consists of information filed by the Relevant Diamond Stockholders under Section 13 of the Exchange Act.  While PwC has no reason to believe that such information was not reliable as of its date, PwC makes no representation or warranty with respect to the accuracy or completeness of such information, and the filing of this Statement shall not create any implication under any circumstances that there have been no events, or that there is no other information, including events or information not yet publicly disclosed by any of the Relevant Diamond Stockholders, which may affect the accuracy or completeness of such information.

(c)      Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, neither PwC nor, to PwC’s knowledge, any person named on Schedule A, has effected any transaction in the Common Stock during the past 60 days.

(d)      Except for the Merger Agreement and the Voting Agreements, and the transactions contemplated by those agreements, neither PwC nor, to PwC’s knowledge, any person named on Schedule A, has the right to receive or power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Except as described in Items 3, 4 and 5 and in the agreements incorporated herein by reference and set forth as exhibits hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the persons named in Item 2 and any person with respect to the securities of Diamond, including, without limitation, the transfer or voting of any of the securities, finders fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies or any pledge or contingency, the occurrence of which would give another person voting or investment power over the securities of Diamond.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Agreement and Plan of Merger, dated as of August 23, 2010, by and among Diamond, PwC and Merger Sub.

Exhibit 2: Form of Voting Agreement, dated as August 23, 2010, by and between PwC and Relevant Diamond Stockholder.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2010

PRICEWATERHOUSECOOPERS LLP

By:	/s/ Ellenore O’Hanrahan
	Name:	Ellenore O’Hanrahan
	Title:	Principal

SCHEDULE A

The name, business address, and present principal occupation or employment of each member of the Board of Partners and Principals of PwC and the executive officer of PwC are set forth below.  If no business address is given the individual’s business address is 300 Madison Avenue, New York, New York 10017.  The name and address of each individual’s employer is PwC and 300 Madison Avenue, New York, New York 10017.
Name and Business Address	Present Principal Occupation
Members of the Board of Partners and Principals
Mark W. Boyer 1301 K St. NW, Suite 800W, Washington, DC 20005	Principal
Mary Ann Cloyd 350 South Grand Avenue, 49th Floor, Los Angeles, California 90071	Partner
Thomas W. Codd Jr. 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201	Partner
Saverio M. Fato 200 Public Square, Suite 1800, Cleveland, Ohio 44114	Partner
Michael J. Gallagher 400 Campus Drive, Florham Park, New Jersey 07932	Partner
Christian W. Hughes 125 High Street, Boston, Massachusetts 02110	Partner
Linda H. Ianieri	Partner
Riccardo Mancuso	Partner
John G. Maxwell 400 Campus Drive, Florham Park, New Jersey 07932	Partner
John P. McCaffrey 3 Embarcadero Center, San Francisco, California 94111	Partner
Thomas M. Moore	Partner
Robert E. Moritz	Partner
Michael M. Morrow 10 Tenth Street, NE, Atlanta, Georgia 30309	Partner
Bradley J. Oltmanns 350 South Grand Avenue, 49th Floor, Los Angeles, California 90071	Partner
Lawrence N. Petzing 125 High Street, Boston, Massachusetts 02110	Partner
Patrick J. Shouvlin	Partner
Joseph Christopher Simmons 1800 Tysons Boulevard, McLean, Virginia 22102	Principal

Name and Business Address	Present Principal Occupation
Executive Officer
Robert E. Moritz	Senior Partner

SCHEDULE B

Certain Information Regarding the Relevant Diamond Stockholders

The information set forth on this Schedule B relating to the Relevant Diamond Stockholders is based on information filed with the SEC under Section 13 of the Exchange Act.  While PwC has no reason to believe that such information was not reliable as of its date, PwC makes no representation or warranty with respect to the accuracy or completeness of such information.  If no business address is given the individual’s business address is 875 N. Michigan Avenue, Suite 3000, Chicago, Illinois 60605.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Diamond.

Name and Business Address	Present Principal Occupation Including Name and Address1 of Employer
Melvyn E. Bergstein	Chairman of the Board of Directors
Karl E. Bupp	Chief Financial Officer
Adam J. Gutstein	President and Chief Executive Officer
Michael E. Mikolajczyk 540 Frontage Road, Suite 2230, Northfield, Illinois 60093	Managing Director Catalyst Capital Management, LLC
Javier Rubio Av. Diagonal 593, 8º 1ª, 08014 Barcelona, Spain	President Nauta Capital

To the best of PwC’s knowledge, none of the Relevant Diamond Stockholders has during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  To the best of PwC’s knowledge, each person listed above is a citizen of the United States.

1 Same address as the individual’s business address unless otherwise indicated.